UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.     Call to Ordinary and Extraordinary General Shareholders’ Meeting for April 28, 2020, proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda and Minutes of the Audit Committee N° 229 and 230.

Buenos Aires, March 20, 2020

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 28, 2020

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for April 28, 2020.

We hereby attach:

a)	The call to an Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee N° 229 and 230.

Sincerely,

Fernando J. Balmaceda

Responsible for Market Relations

FREE TRANSLATION

CALL FOR AN ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 28, 2020, at 11 a.m. on the first call, and at 12 p.m. on the second call to deliberate upon the agenda of the ordinary Shareholders´meeting, at the corporate offices at Ave. Alicia Moreau de Justo N° 50, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)      Appoint two shareholders to sign the Minutes of the Meeting.

2)      Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission rules and regulations, for the Company’s thirty-first Fiscal Year, ended December 31, 2019 (‘Fiscal Year 2019’).

3)      Consider the Retained Earnings as of December 31, 2019, which reported a negative balance of AR$6,153,750,582. Proposal to: 1) Absorb the amount of AR$1,791,315,166 from the “Voluntary Reserve for Capital Investments”. 2) Absorb the amount of AR$4,362,435,416 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. 3) It is also proposed to reclassify the amount of AR$10,100,184,373 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which would thus amount to AR$43,697,698,725) by charging that amount to the account “Contributed Surplus”, which as a result of this reclassification, will total AR$185,800,739,389.

4)      Consider releasing the balance of the “Voluntary Reserve for Capital Investments” to increase with that amount the “Voluntary Reserve for Future Cash Dividend Payments”.

5)      Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served from April 24, 2019 to the date of this Shareholders’ Meeting.

6)      Consider the compensation for the Members of the Board of Directors (allocated amount: AR$164,500,000) for the fiscal year ended December 31, 2019, which reported a computable loss according to the terms of the CNV Rules.

7)      Authorize the Board of Directors to pay advances on fees to those Directors who during Fiscal Year 2020 (from the date of this Meeting until the Meeting considering the financial documentation for Fiscal Year 2020), serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what this Shareholders’ Meeting resolves).

8)      Consider the compensation to Members of the Supervisory Committee for their services during Fiscal Year 2019. Proposal to pay the total amount of AR$18,018,000.

9)      Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2020 (from the date of this Meeting to the Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

10)    Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2020.

11)    Determine the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2020 and elect them.

12)    Determine the compensation of the Independent Auditors who served during Fiscal Year 2019, and increase the compensation approved by the Shareholders’ Meeting of April 24, 2019 for Fiscal Year 2018 for audit activities conducted during said year regarding compliance with Sarbanes Oxley Act Section 404.

13)    Appoint the Independent Auditors of the financial statements for Fiscal Year 2020 and determine their compensation.

14)    Consider the budget for the Audit Committee for Fiscal Year 2020 (AR$6,950,000).

15)    Designate a Director and an Alternate Director to serve from the date of this Meeting to the end of Fiscal Year 2020.

THE BOARD OF DIRECTORS

Note 1: Items 3 and 4 on the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the rest of the items will be addressed in accordance with the rules applicable to the ordinary meeting.

Note 2: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is April 22, 2020, at 5 p.m.

Note 3: The documentation to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the matters to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Furthermore, hard copies of such documents may be obtained at the place and time stated in Note 2.

Note 4: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders´Meeting and at the time of attending the Shareholders´Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 5: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders´Meeting in order to file their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve Telecom Argentina’s documentation for Fiscal Year 2019 required by CNV Rules Title IV Chapter I article 1 (N.T. 2013): the Board Report and its Annex I (Report on the Corporate Governance Code); the Informative Briefing; the Report required in CNV Rules Title IV Chapter III section 12, and the BYMA Listing Rules section 62; the Financial Statements and all their accompanying Notes and Annexes; the Report from the Supervisory Committee; the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including the English language documentation required by the Securities & Exchange Commission, as said documentation has been submitted and approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, to the extent of their respective competencies.”

Proposal for the Third Item on the Agenda:

Regarding the Retained Earnings as of December 31, 2019, reporting a negative balance of AR$6,153,750,582, the Board proposes to the Shareholders’ Meeting to: “1) Absorb the amount of AR$1,791,315,166 from the “Voluntary Reserve for Capital Investments”. 2) Absorb the amount of AR$4,362,435,416 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. It is also proposed to: “Reclassify the amount of AR$10,100,184,373 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which would thus amount to AR$43,697,698,725) by charging that amount to the account “Contributed Surplus”, which as a result of this reclassification, will total AR$185,800,739,389.”

Please note that this proposal sets forth amounts in constant currency as of December 31, 2019.

Proposal for the Fourth Item on the Agenda:

It is proposed, that once the use of the “Voluntary Reserve for Capital Investments” is approved for the absorption of part of the Retained Earnings as of December 31, 2019, as proposed on the Third Item, to: “Approve the withdrawal of the balance of the “Voluntary Reserve for Capital Investments” to increase with that amount the “Voluntary Reserve for Future Cash Dividend Payments.”

Proposal for the Fifth Item on the Agenda:

No proposal is formulated on this item, for which the Shareholders’ Meeting will consider the performance of the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina who have served from April 24, 2019 to the date of this Shareholders’ Meeting.

Proposal for the Sixth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Allocate a total compensation of AR$164,500,000 to the Members of the Board of Directors of Telecom Argentina who served during Fiscal Year 2019 (from April 24, 2019 to the date of the Shareholders’ Meeting considering their compensation) to be distributed among independent directors, directors who performed technical-administrative tasks, or directors who performed special assignments, in the manner that the Board of Directors resolves.”

Proposal for the Seventh Item on the Agenda:

The Board proposes to: “Authorize the Board of Directors to pay advances on fees to those Directors of Telecom Argentina that during Fiscal Year 2020 (from the date of the Shareholders’ Meeting that consider such advances on fees until the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2020) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what such Shareholders’ Meeting resolves).”

Proposal for the Eighth Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Approve a total compensation of AR$18,018,000 for the Supervisory Committee of Telecom Argentina in consideration of their services during Fiscal Year 2019 (from the Shareholders’ Meeting of April 24, 2019 to the date of this Meeting), to be equally distributed among the five regular Members of said Committee, in the manner determined by the Supervisory Committee, after the portion corresponding to the Member that represents said Committee before the Executive Committee is allocated.”

Proposal for the Ninth Item on the Agenda:

The proposal is made to: “Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee of Telecom Argentina who serve during Fiscal Year 2020 (from the date of this Shareholders’ Meeting to the Shareholders’ Meeting that considers the financial documentation for Fiscal Year 2020), contingent upon what said Shareholders’ Meeting resolves.”

Proposal for the Tenth Item on the Agenda:

The Board abstains from making a proposal regarding the persons to be designated as regular Members of the Supervisory Committee. The Shareholders nominating Members of said Committee are reminded of the provisions of Law 26,831 article 79: ‘For publicly listed companies per shares or debt negotiable instruments, all Members of the Supervisory Committee shall qualify as independent,’ and therefore, they are required to report to the Shareholders´ Meeting if they qualify as “independent” in accordance with the standard specified by the Comisión Nacional de Valores’ Rules.

Proposal for the Eleventh Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Determine that the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2020 should be five (5) members.”

The Board abstains from making a proposal regarding the persons to be designated as Alternate Members of the Supervisory Committee.

Proposal for Twelfth Item on the Agenda:

The Board proposes to the Shareholders to: “Determine the compensation for the audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2019 at the amount of AR$79,859,596 (not including VAT), of which AR$48,402,721 correspond to audit tasks of the Financial Statements, and AR$31,456,875 for the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.”

It is also proposed to: “Increase the compensation approved by the Shareholders’ Meeting of April 24, 2019 for Fiscal Year 2018 for audit activities conducted during said Fiscal Year 2018 by the Independent Auditors regarding the certification under Sarbanes Oxley Act Section 404 (AR$11,465,844) by AR$10,844,624, so the total for said tasks during Fiscal Year 2018 would amount to AR$22,310,468.”

Proposal for the Thirteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Appoint the firm “Price Waterhouse&Co. S.R.L.” as the Independent Auditors of the financial statements of Telecom Argentina for Fiscal Year 2020.” If this proposal is approved, Mr. Carlos Alberto Pace would serve as the regular certifying accountant, and Mr. Alejandro Javier Rosa and Mr. Sergio Reinaldo Cravero would serve as alternates. Furthermore, it is proposed that: “The compensation of the designated Independent Auditors be determined by the Shareholders´Meeting considering the financial documentation for Fiscal Year 2020, delegating powers to the Audit Committee to determine the method of service delivery and to make advance payments on fees.”

Proposal for the Fourteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is that: “In accordance with the estimate made by the Audit Committee, the budget for the functioning of said Committee for Fiscal Year 2020 be established at the amount of AR$6,950,000”.

Proposal for the Fifteenth Item on the Agenda:

The Board abstains from formulating a proposal regarding the persons to be designated as director and alternate director.

AUDIT COMMITTEE

MEETING MINUTES No. 229

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Carlos Alejandro Harrison and Germán Horacio Vidal

SECRETARY:	Héctor Daniel Cazzasa

EXTERNAL ADVISOR:	Armando F. Ricci

OTHER ATTENDEES:	Alejandro Miralles
Supervisory Committee Members: Pablo San Martín,
Eduardo Javier Villegas Contte and Alejandro Masa

DATE OF MEETING:	March 11, 2020

PROCEEDINGS OF MEETING:

I. OVERVIEW OF THE AGENDA:

At 11.30 a.m., the Chairman, after verifying the legal quorum required, opened the meeting and submitted the meeting agenda. Some of the reports concerning items on the agenda had been distributed to the Committee members in advance.

1.       Opinion on the proposals that the Board of Directors intends to submit to the Annual Ordinary Shareholders´Meeting:

a.      Opinion on the proposal for Board of Directors’ fees for fiscal year 2019 and advance fee payments to Directors serving in fiscal year 2020;

b.     Opinion on the proposal for Independent Auditors’ fees for fiscal year 2019;

c.      Opinion on the proposal to appoint Independent Auditors for fiscal year 2020;

d.     Expenses of the Audit Committee — 2019 Report and 2020 Budget.

II. OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of the Company, at its meeting No. 397 held on March 9, 2020, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Ordinary Shareholders’ Meeting that consider the Fiscal Year ended December 31, 2019.

For the sake of better dealing with said proposals, a summary is included below:

1.     The proposal to allocate to the Members of the Board of Directors of Telecom Argentina S.A. who have served during Fiscal Year 2019 (from April 24, 2019 to the date of the Shareholders’ Meeting considering their compensation) a total compensation of AR$164,500,000, to be distributed among independent Directors, Directors who performed technical-administrative tasks, or Directors who performed special assignments. Said amount includes the fees for Board of Directors’ Members who held the roles of Chairman and Vice Chairman of the Company, served on various Board of Directors’ Committees, and performed technical and administrative tasks. It is also proposed that the Board of Directors be delegated the powers to distribute said amount among its Members and the authorization to make advance payments of Directors’ fees contingent upon the resolution made by the Shareholders’ Meeting that considers the Fiscal Year ending December 31, 2020, as long as the provisions of the General Corporations Law No. 19,550 and other applicable regulations are complied with for the abovementioned cases.

2.     The proposal to pay Price Waterhouse & Co. S.R.L. (“PwC”) for its services as Independent Auditors of Telecom Argentina S.A. ‘s financial statements for Fiscal Year 2019, the amount of AR$75,258,686 (which does not include VAT), broken down into AR$45,060,811 for financial statement audit tasks, and AR$30,197,875 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

3.     The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of Telecom Argentina’s financial statements for the Fiscal Year ending December 31, 2020, with CPA Carlos Alberto PACE acting as the regular certifying accountant and CPAs Alejandro Javier ROSA and Sergio Reinaldo CRAVERO as his alternates.

The Audit Committee was also asked to report the amount of expenses required for its functioning, regulatory update and training activities during Fiscal Year 2019 to be reported to the Shareholders’ Meeting, and to perform an evaluation of the resources it considers necessary to carry out its duties during Fiscal Year 2020, in order to request the Shareholders’ Meeting to approve the respective budget.

1) Opinion on the Proposal of Compensation for the members of the Board of Directors who served in Fiscal Year 2019 and advance payments to those who shall serve in Fiscal Year 2020

The proposal is to allocate to the directors of Telecom Argentina S.A. who served during Fiscal Year 2019 until the Shareholders´Meeting that reviews their compensation, the aggregate compensation of AR$164,500,000, and it is proposed to the Shareholders’ Meeting to delegate to the Board of Directors the authority to distribute such amount among its members. The aforementioned amount includes the fees for the performance of Directors’ duties, the roles of Chairman and Vice Chairman of the Company, participation in the various Board of Directors’ Committees, as well as compensation for the technical and administrative functions performed.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

1.     The number of members of the Board of Directors, their roles and specific dedication to their functions;

2.     The responsibilities, their representation for the company and the value-add of the technical tasks performed;

3.     The background, professional experience and reputation of the Directors;

4.     The roles of Chairman and Vice-Chairman, and the compensation for the technical and administrative tasks fulfilled;

5.     The participation of part of the members of the Board of Directors in several committees (Executive Committee, Audit Committee) which demand professionalism and many hours of work, and involve tasks of high level of responsibility, as well as the exclusiveness of the Directors who are part of the Audit Committee, which do not participate in other Audit Committees in the market;

6.     The tasks performed in controlled companies abroad;

7.     The consistency of this proposal with those submitted in previous fiscal years.

8.     The cost of living of 2019, which was 36.5% higher than the increase that the Board of Directors is proposing to the Shareholders’ Meeting for Fiscal Year 2019, compared to the proposal of the Board in Fiscal Year 2018.

9.     The comparison with the salary raises given to the Company’s Senior Management, showing that the compensation requested is significantly lower;

10.   The provisions of article 261 of the General Corporations Law No. 19,550, and the compensation nature of the functions assigned;

11.   The provisions of CNV Rules Chapter III Title II.

Based on the above, it is unanimously agreed that the total compensation of AR$164,500,000 proposed by the Board of Directors for its Members serving during Fiscal Year 2019, from April 24, 2019 to the Shareholders’ Meeting considering their compensation, is adequate (article 2 paragraph d of Title II, Chapter III, of CNV Rules), considering the number of directors and their responsibilities, professional background, track record, representation and technical tasks performed as members of several Board of Directors’ Committees; the technical and administrative tasks performed; the dedication to the role and the value-added of their functions; the competence and professional reputation of Directors, and the value of their services in the national and international market for similar roles. Furthermore, the proposal does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

Additionally, the Audit Committee unanimously considers reasonable, according to acceptable market practice, to propose authorizing Board of Directors to make advance payments to those Directors serving during Fiscal Year 2020 (from the date of the Shareholders Meeting that deals with this advance to the Shareholders´Meeting that reviews Fiscal Year 2020 documents), in compliance with the provisions of the General Business Law, and contingent upon the decision of the Shareholders Meeting that considers said compensation.

2) Opinion on the Proposal of Fees for the Independent Auditors for Fiscal Year 2019

The Board of Directors requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina S.A. for Fiscal Year 2019. The proposal to be submitted at the Shareholders’ Meeting includes the payment of AR$75,258,686 (which does not include VAT), of which AR$45,060,811 are fees for financial statements audit tasks, and AR$30,197,875 are fees for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee unanimously establishes that the amount of AR$45,060,811 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for the financial statements audit tasks of the Company performed by the Independent Auditors during Fiscal Year 2019 is reasonable and consistent with the magnitude, importance, and quality of the tasks performed, and is within the range of the fees approved by other listed companies similar to Telecom Argentina S.A.

Likewise, taking into account the complexity of the task and the specialization required from the Independent Auditors to perform the audit activities for the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee unanimously concludes that the amount of AR$30,197,875 that the Board of Directors will propose to the Shareholders’ Meeting as remuneration for the performance of said tasks is also equally reasonable.

3) Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2020

The Board of Directors will propose the annual General Ordinary Meeting to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of the financial statements of Telecom Argentina for the Fiscal Year ending December 31, 2020, with CPA Carlos Alberto Pace acting as the regular certifying accountant and CPAs Alejandro Javier Rosa and Sergio Reinaldo Cravero as his alternates.

The Audit Committee, under the specific provisions of CNV regulations —substantiated opinion required by articles 25 and 28 of Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— carried out a review of the background and performance of Price Waterhouse & Co. S.R.L. (“PwC”), the current independent auditors. The review was based mainly on:

•  the knowledge of the background and performance of the firm, as part of the Audit Committee’s activities of annual oversight and evaluation of Independent Auditors, with the aim to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

•  the consideration of the work done by both the audit and support teams of the firm, at both national and international level, evidencing in-depth knowledge of the business systems and processes, and particularly, of the financial reporting process.

Thus, the Audit Committee concluded that, in summary, PwC is a firm of local and international recognized prestige, with a vast and outstanding professional record, and with procedures that meet stringent levels of quality and independence at its audited companies. Additionally, it has sound knowledge of the business of Telecom Argentina, and of its administrative systems and control structure.

Therefore, the Audit Committee, based on the background of the proposed Firm, its performance in previous years and the abovementioned considerations, unanimously resolved to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent  Auditors for the Fiscal Year 2020.

4) Audit Committee Expenses - 2019 Report and 2020 Budget

The Board of Directors also requested the Audit Committee to report the amount of expenses incurred in its operation and training activities during Fiscal Year 2019 for reporting it to the Shareholders’ Meeting, and to conduct and assessment of the amount of resources that it considers necessary to carry out its activities during Fiscal Year 2020, in order to request the approval by the Shareholders’ Meeting of the corresponding budget.

In this regard, Mr. Cazzasa submitted a report on the expenses incurred by the Committee during the fiscal year and budget period 2019, with a break-down of those already incurred. The members of the Committee reviewed the different items included in the report, which showed aggregate expenses of AR$2,033,668 for such fiscal year.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services required for the effective performance of its tasks and responsibilities, as well as the general evolution of costs, the members of the Audit Committee agree on the convenience to request the Shareholders’ Meeting to approve an operating budget of AR$6,950,000 for Fiscal Year 2020.

A copy of the Audit Committee’s expense report, its budget estimates, and the survey of fees for Directors and the composition of the proposed fees for Telecom Argentina’s Directors as well as that for Independent Auditors, have been included in the folder with supporting and background documentation of the matters discussed by the Committee.

Finally, it was unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, sign this document on behalf of the Audit Committee and forward it to the Board of Directors of Telecom Argentina S.A.

Martín Héctor D’Ambrosio                         Germán Horacio Vidal

/s/ Carlos Alejandro Harrison

AUDIT COMMITTEE

MEETING MINUTES No. 230

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Carlos Alejandro Harrison and Germán Horacio Vidal

SECRETARY:	Héctor Daniel Cazzasa

DATE OF MEETING:	March 19, 2020

EXTERNAL ADVISOR:	Armando F. Ricci

OTHER ATTENDEES:	On behalf of Supervisory Committee: Alejandro Masa

OVERVIEW OF THE AGENDA:

At 11.10 a.m., the Chairman, after verifying the legal quorum required, which was constituted with Mr.Carlos Alejandro Harrison and Mr.Martin Héctor D’Ambrosio attending in person, and Mr.German Horacio Vidal attending by teleconference, opened the meeting and submitted the following item for the consideration of participants:

Consideration and, if applicable, rectification, of the fees proposal that the Board of Directors will submit to the Shareholders’ Meeting for Independent Auditor (PwC) in connection with the audit of financial statements as of December 31, 2019, in accordance with the difference reported by the Administration Department.

The Secretary took the floor and stated that, as the Committee members were aware, at the meeting held on March 9, 2020, the Board of Directors requested the Audit Committee to give an opinion on the proposal to pay PwC for its services as Independent Auditors of the Financial Statements for Fiscal Year 2019 the amount of AR$75,258,686, broken down into AR$45,060,811 for financial statements audit tasks, and AR$30,197,875 for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act, a matter already discussed at the Audit Committee Meeting No. 229 held on March 11, 2020.

Subsequently, the members became aware of the proposed drafting of the Eleventh Item on the Agenda (Independent Auditor Fees) considered by the Board of Directors on the date hereof in order to prepare the Agenda for the next Shareholders’ Meeting.

In that connection, having observed that the Administration department reported amounts that differ from the ones mentioned above, namely, AR$79,859,596 in total, broken down into AR$48,402,721 for financial statements audit, and AR$31,456,875 for SOX certification, said differences should be reconsidered.

The differences in accordance with the information provided by the Administration department, are shown below:

•       Audit tasks of the Financial statements: AR$3,341,910.

•       SOX 404 certification: AR$1,259,000.

Furthermore, the reason for the difference was that the Administration department decided to include in the amount to be considered by the next Shareholders’ Meeting certain items relating to the closing of fiscal year 2018, due to excess hours incurred, which PwC proposed at the time of establishing the fees for fiscal year 2019, which amounts had been already considered and approved in the Audit Committee Meeting Minutes No. 217 of July 11, 2019.

After exchanging opinions and based on the considerations made when dealing with this matter on July 11, 2019, the Audit Committee unanimously established, in accordance with the provisions of Law No. 26,831 article 110, and CNV Rules Chapter III Section V article 18, that the amounts proposed, i.e. AR$79,859,596 in total, broken down into AR$48,402,721 for financial statements audit, and AR$31,456,875 for SOX certification, are reasonable for the type of functions performed, and adequate considering the magnitude, importance, and quality of the tasks, as well as within the range of fees approved by other listed companies similar to Telecom Argentina S.A., thus ratifying what was stated in Meeting Minutes No. 229 in this regard, in the relevant portions.

A copy of the information discussed in the meeting was filed with the Secretary’s office.

There being no further business to transact, the Meeting was adjourned at 11:20 a.m.

Martín Héctor D’Ambrosio                         Germán Horacio Vidal

/s/ Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 23, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations